QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement Regarding Computation
of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before taxes	$71,688,332	$74,561,874	$27,499,185	$10,421,077	$(130,234,211)	$108,063,444
Plus: Fixed charges	14,012,990	4,132,955	4,017,230	26,920,407	24,544,597	18,213,306
Pro forma adjustments
Plus: Reduction in revolver interest expense	—	—	—	—	—	—
Less: Interest expense on Senior Notes
Less: Incremental Interest expense on Senior Notes	—	—	—	—	—	—
Less: Amoritzation of Senior Notes costs
Less: Incremental Amoritzation of Senior Notes costs	—	—	—	—	—	—

Earnings, as defined	$85,701,322	$78,694,829	$31,516,415	$37,341,484	$(105,689,614)	$126,276,750

Fixed charges
Interst expense	14,012,990	4,132,955	4,017,230	26,920,407	24,544,597	18,213,306
Pro forma adjustments:
Less: Reduction in revolver interest expense	—	—	—	—	—	—
Less: Interest expense on Senior Notes
Less: Incremental Interest expense on Senior Notes	—	—	—	—	—	—
Less: Amoritzation of Senior Notes costs
Less: Incremental Amoritzation of Senior Notes costs	—	—	—	—	—	—

Fixed charges, as defined	$14,012,990	$4,132,955	$4,017,230	$26,920,407	$24,544,597	$18,213,306

Ratio of earnings to fixed charges	6.1x	19.0x	7.8x	1.4x	---- (1)	6.9x

(1)
For the year ended December 31, 2009, earnings were inadequate to cover charges and the ratio of earnings to fixed charges therefor has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $130.2 million for the year ended December 31, 2009.

QuickLinks

  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges